BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
*Tel* 403.298.3100
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www.bennettjones.ca



**Mark Paslawski**
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

[redacted]

05013168

December 7, 2005

**Delivered by Courier**

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

**Re: Calfrac Well Services Ltd.**
**File No. 82-34909**
**Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of a press release dated December 6, 2005, filed on SEDAR by our client, Calfrac Well Services Ltd.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

**BENNETT JONES LLP**

Mark Paslawski



MP/llm
Enclosures

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac announces 2006 capital program and semi annual dividend

CALGARY, Dec. 6 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) has approved a capital budget for 2006 which is expected to amount to approximately $148 million, including in-progress projects of $18 million from 2005. In addition to two deep fracturing spreads approved in 2005, which will become operational in the first half of 2006, the 2006 capital program contemplates the construction of four additional fracturing spreads, four deep coiled tubing crews, six cement crews, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the shallow gas market in Canada and the three remaining fracturing spreads will be focused on deeper, more technical markets. One of these deep spreads will be deployed into the Canadian market. A second deep spread is expected to be deployed to the Rocky Mountain region of the United States. The deployment of the third deep spread will be contingent on market opportunities. It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing crews and 17 cement crews.

The Company is also pleased to announce that the Board of Directors has declared a dividend pursuant to Calfrac's semi-annual dividend policy. The dividend of $0.05 per common share will be paid on January 12, 2006 to shareholders of record on December 29, 2005.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the Rocky Mountain region of the United States and western Siberia in Russia.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: please contact: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:28e 06-DEC-05